**CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION, AS AMENDED,
OF COROWARE, INC.**

Under Section 242 of the General Corporation Law of the State of Delaware

The undersigned, Chief Executive Officer of the corporation, does hereby certify as follows:

1. The Certificate of Incorporation of the Company is hereby amended pursuant to Section 242 (a)(3) of the General Corporation Law of the State of Delaware, in Article Fourth thereof by substituting the first paragraph with the following provision:

   Fourth: The total number of shares of all classes of stock which the Corporation shall have authority to issue shall be three billion ten million (3,010,000,000) shares, of which three billion (3,000,000,000) shares shall be common stock, par value $.0001 per share (the "Common Stock") and ten million (10,000,000) shares shall be preferred stock, par value $.001 per share (the "Preferred Stock"). All of the shares of Common Stock shall be of one class, and shall have the same rights and preferences. When consideration is received for each share of Common Stock and Preferred Stock issued, each share will be fully paid and nonassessable.

2. The amendment of the certificate of incorporation herein certified has been duly adopted by the unanimous written consent of the Corporation's Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Corporation in accordance with the provisions of Sections 141 (f), 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed, and this Certificate of Amendment of the Corporation's Certificate of Incorporation, as amended, to be signed by Lloyd T. Spencer, its Chief Executive Officer, and Director on this 3rd day of January, 2012.

CoroWare, Inc.

By: Lloyd T. Spencer

Lloyd T. Spencer
Chief Executive Officer